Exhibit 99.1

PRESS RELEASE

For immediate release

NMG Appoints Lapo Pistelli to Its Board of Directors

MONTRÉAL, CANADA, October 14, 2026 – Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE : NMG, TSX : NOU, FSE : NM9A) is pleased to announce the appointment of Lapo Pistelli to its Board of Directors, effective immediately.

Mr. Pistelli joins NMG's Board at a pivotal time for the Company, with construction underway at the Matawinie Mine and work advancing toward a targeted Final Investment Decision in the coming months for its 13ktpy Bécancour Battery Material Plant.

“I am delighted to welcome Mr. Pistelli to NMG’s Board of Directors,” said Daniel Buron, Chair of NMG’s Board of Directors. “His experience navigating complex geopolitical environments and fostering strategic partnerships across global markets will be a valuable addition to our Board as NMG pursues the execution of its vertically integrated business model.”

With this appointment, Eni S.p.A. ("Eni") is exercising the Board nomination right it acquired when it became a strategic shareholder of the Company through its participation in the financing package announced earlier this year for the Matawinie Mine. The appointment also reflects the strengthening relationship between NMG and Eni. As a global energy leader, Eni brings industrial expertise, international reach, and a shared commitment to supporting the energy transition and the development of resilient and sustainable supply chains.

“Mr. Pistelli's appointment further enhances the depth and diversity of expertise represented on our Board,” said Eric Desaulniers, NMG Founder, President and Chief Executive Officer. “His understanding of global energy markets, international partnerships, and strategic development aligns with our objective of developing one of the first fully integrated natural graphite production platforms in the G7. This appointment is another tangible example of our strong relationship with Eni, and we look forward to continuing to deepen our collaboration as NMG advances its strategic priorities and long-term vision.”

“I am pleased to join NMG’s Board of Directors at such an important stage in the Company’s development, " said Lapo Pistelli. “NMG has established itself as a leader in the North American graphite value chain through its integrated strategy, high-quality assets, and disciplined approach to development. I look forward to collaborating with my fellow directors and the management team to support the Company’s continued growth and long-term success."

Lapo Pistelli’s Biography

Born in Florence in 1964, Lapo Pistelli was appointed Director Energy Transition Minerals Solutions at Eni on October 12, 2026.

Graduating with honours in International Law from the "Cesare Alfieri" Faculty of Political Science at the University of Florence in 1988, he started working at a research centre, while serving two mandates in the local administration of Florence.

Mr. Pistelli was a member of the Italian Parliament from 1996 to 2015 (1996-2004 and 2008-2015), and a member of the European Parliament from 2004 to 2008. In addition, he served as Deputy Minister of Foreign Affairs and International Cooperation of Italy from 2013 to 2015. He resigned from all his institutional and political roles in July 2015, when he joined Eni. From July 2020 and October 2026, Mr. Pistelli held the position of Director of Public Affairs at Eni.

In addition, he has taught and lectured at the University of Florence, the Overseas Studies Program at Stanford University and many other international academic institutions. He regularly contributed to many European and American think tanks and research centres specialized in international relations.  Mr. Pistelli is a member of the Board of the European Council on Foreign Relations (ECFR) and of the Istituto Affari Internazionali (IAI), and member of the WE – World of Energy editorial committee. He also collaborates with Limes and Aspenia magazines and is Chairman of OMEC (Observatoire Méditerranéen de l’Énergie et du Climat).

About Eni

Eni is a global integrated energy company headquartered in Italy, engaged in the development, production, and supply of energy solutions across traditional and low-carbon businesses. Operating worldwide, Eni supports the energy transition through technological innovation, industrial development, and the progressive decarbonization of its activities. Eni is committed to building resilient and sustainable energy value chains while fostering long-term partnerships and responsible growth in the communities where it operates.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, advanced technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com.

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Contact Media Juliana Salaun Director, Communications and Public Relations +1 450 757-8905 jsalaun@nmg.com	Investors Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future financial or operating events or future performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “aim”, “anticipate”, “aspire”, “attempt”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “mission”, “plan”, “potential”, “predict”, “progress”, “outlook”, “schedule”, “should”, “study”, “target”, “will”, “would” or the negative of these terms or other similar expressions concerning matters that are not historical facts.

In particular, statements regarding the Company’s future results, the anticipated benefits of Mr. Pistelli’s appointment to the Board of Directors, the expected contribution of Mr. Pistelli’s extensive experience, international leadership, energy sector expertise and geopolitical insight to the Board and the Company, the strengthening of the Board’s expertise and capabilities in energy markets, international affairs and strategic stakeholder engagement, the expected value of Mr. Pistelli’s experience in navigating complex geopolitical environments and fostering strategic partnerships across global markets to the Company’s development strategy, the Company’s ability to continue advancing its integrated graphite development strategy, the continued development of the Company’s relationship and collaboration with Eni S.p.A. and the expected benefits arising from such relationship, including industrial expertise, international reach and support for resilient and sustainable supply chains, the Company’s ability to position itself as a strategic supplier of advanced graphite materials for North America’s energy transition, the advancement of the Company’s integrated graphite projects and its position within the North American battery materials supply chain, the Company’s objective of developing one of the first fully integrated natural graphite production platforms in the G7, the intended construction of the Matawinie Mine Project and the 13ktpy Bécancour Battery Material Plant, the intended strategy and development of the 13ktpy Bécancour Battery Material Plant, as well as the Company’s expected achievement of milestones, the ability to obtain sufficient financing for the development of the 13ktpy Bécancour Battery Material Plant Project on favorable terms for the Company, including the completion of the financing and the FID for the 13ktpy Bécancour Battery Material Plant Project, the satisfaction of the terms and conditions, conditions precedent, as well as qualification requirements of the product and the commercial operations as set forth in the offtake agreements entered into with the Company, including the Offtake with Panasonic Energy, the Company’s development activities and production plans,   the Company’s ability to provide advanced materials while promoting sustainability and supply chain traceability, the Company’s ability to establish a local, carbon-neutral, and traceable turnkey supply of graphite for the Western World.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the actual results, level of activity, performance, or achievement of the Company to be materially different from those expressed or implied by such forward-looking statements. These estimates and assumptions are not guarantees of future performance and may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including the Company’s ability to execute its development plans, complete construction and commissioning activities as planned, obtain required financing, permits and approvals, maintain relationships with key stakeholders and strategic partners, and continue to advance its business strategy, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, cash flow and capital structure risks, financing risks, construction and commissioning risks, permitting and regulatory risks, supply chain disruptions, labour availability, market and demand risks, strategic partner and counterparty risks, geopolitical developments, and general business and economic risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 25, 2026, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be additional factors that could cause actual results to differ materially from those anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that the list of risks, uncertainties, assumptions and other factors are not exhaustive. The Company does not undertake to update or revise any forward-looking statements that are included in this press release, whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws. Additional information regarding the Company is available on SEDAR+ (www.sedarplus.ca), on EDGAR (www.sec.gov) and on the Company’s website (www.NMG.com).